

UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

December 10, 2010

*Sent via U.S. mail and facsimile to (718) 782-4683*

Kenneth J. Mahon
Executive Vice President and Chief Financial Officer
Dime Community Bancshares, Inc.
209 Havemeyer Street
Brooklyn, New York 11211

> **Re:    Dime Community Bancshares, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Form 8-K filed July 23, 2010**
> **File No. 000-27782**

Dear Mr. Mahon:

　　We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief